UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	98-1505364
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 W Erie St Suite 110

Chicago, IL 60654

United States

(312) 929-0993

(Address and telephone number of Registrant’s principal executive offices)

Cresco Labs Inc.

400 W Erie St Suite 110

Chicago, IL 60654

United States

(312) 929-0993

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: Subordinate Voting Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Cresco Labs Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and on assumptions the Registrant believed are reasonable as of such date. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting the Registrant; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2019, dated April 28, 2020 (the “AIF”), on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.18. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the Exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the Exhibits incorporated by reference represents the expectations of the Registrant as of the date of such Exhibit and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.49, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the independent accountants named in the foregoing Exhibits as Exhibit 99.50, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF SUBORDINATE VOTING SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF, attached hereto as Exhibit 99.18.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists information with respect to the Registrant’s known contractual obligations as of December 31, 2019.

	Payments due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Note Reference
Long-Term Debt Obligations	$550	—	$550	—	—	(a), (b), (c)
Lease Obligations	$317,230	$15,304	$31,192	$34,440	$236,294	(d), (e)
Purchase Obligations	$62,834	$62,834	—	—	—
Other Long-Term Liabilities	$81,841	$59,940	$21,901	—	—

Total	$462,455	$138,078	$53,643	$34,440	$236,294

Notes:

(a)

As part of the Origin House acquisition in the first quarter of 2020, long-term debt was assumed for approximately $22 million to mature June 30, 2021, which was subsequently refinanced in the fourth quarter of 2020.

(b)

Long-term debt was issued in the first quarter of 2020 resulting in an obligation of $100 million to be paid in two tranches, $92 million in the third quarter of 2021 and $8 million in the first quarter of 2022, which was subsequently refinanced in the fourth quarter of 2020.

(c)

Outstanding long-term debt was refinanced in the fourth quarter of 2020 resulting in an obligation of $200 million to be paid in two tranches, $12 million in the third quarter of 2021 and $188 million in the first quarter of 2023.

(d)	In conjunction with the Origin House acquisition in the first quarter of 2020, additional lease obligations of approximately $27 million were assumed, to be paid over the next 10 years.
(e)	Sale-leaseback transactions in the first and second quarters of 2020 resulted in additional lease obligations of $217 million, to be paid over the next 20 years.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

•	Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	News Release dated January 8, 2020

99.2	Material Change Report dated January 13, 2020

99.3	News Release dated January 23, 2020

99.4	News Release dated February 3, 2020

99.5	Senior Secured Term Loan Agreement dated January 22, 2020

99.6	Material Change Report dated February 3, 2020

99.7	News Release dated February 7, 2020

99.8	News Release dated March 3, 2020

99.9	Material Change Report dated March 12, 2020

99.10	Notice of Meeting and Record Date dated April 27, 2020

99.11	News Release dated April 27, 2020

99.12	ON Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 28, 2020

99.13	Consolidated Financial Statements as of and for the years ended December 31, 2019 and 2018, dated April 28, 2020

99.14	AB Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 28, 2020

99.15	Management Discussion and Analysis of Financial Condition and Results of Operations for the three months and years ended December 31, 2019 and 2018

99.16	Certification of Annual Filings by CFO Venture Issuer Basic Certificate dated April 28, 2020

99.17	Certification of Annual Filings by CEO Venture Issuer Basic Certificate dated April 28, 2020

99.18	Annual Information Form for the year ended December 31, 2019, dated April 28, 2020

99.19	Certification of Annual Filings by CFO Venture Issuer Basic Certificate dated April 28, 2020

99.20	Certification of Annual Filings by CEO Venture Issuer Basic Certificate dated April 28, 2020

99.21	News Release dated May 28, 2020

99.22	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2020 and 2019

99.23	Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2020 and 2019

99.24	Certification of Interim Filings by CEO Venture Issuer Basic Certificate dated May 28, 2020

99.25	Certification of Interim Filings by CFO Venture Issuer Basic Certificate dated May 28, 2020

99.26	Notice of Meeting and Record Date dated May 29, 2020

99.27	Notice of Annual and Special Meeting of Shareholders to be held on June 29, 2020

Exhibit	Description

99.28	Notice of Annual and Special Meeting and Management Information Circular with respect to the Annual and Special Meeting of Shareholders of the Issuer to be held on June 29, 2020

99.29	Form of Proxy—Annual and Special Meeting to be held on June 29, 2020

99.30	Auditor’s Consent Letter to the Incorporation of the Auditor’s Report into the Prospectus Supplement dated December 3, 2019

99.31	News Release dated June 10, 2020

99.32	News Release dated June 16, 2020

99.33	News Release dated July 30, 2020

99.34	News Release dated August 20, 2020

99.35	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and six months ended June 30, 2020 and 2019

99.36	Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2020 and 2019

99.37	Certification of Interim Filings by CEO Venture Issuer Basic Certificate dated August 20, 2020

99.38	Certification of Interim Filings by CFO Venture Issuer Basic Certificate dated August 20, 2020

99.39	News Release dated November 18, 2020

99.40	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and nine months ended September 30, 2020 and 2019

99.41	Management’s Discussion and Analysis of Financial Condition and Result of Operations for the three and nine months ended September 30, 2020 and 2019

99.42	Certification of Interim Filings by CFO Venture Issuer Basic Certificate dated November 18, 2020

99.43	Certification of Interim Filings by CEO Venture Issuer Basic Certificate dated November 18, 2020

99.44	News Release dated December 14, 2020

99.45	Support Agreement entered into by and among the Cresco Labs Inc., Cresco U.S. Corp and Cresco Labs, LLC (“Cresco”) dated November 30, 2018

99.46	Tax Receivable Agreement entered into by and among Cresco U.S. Corp, Cresco, the holders of units in the capital of Cresco existing prior to the recapitalization of Cresco in connection with the completion of the business combination among Randsburg International Gold Corp. (“Randsburg”) and Cresco pursuant to which Cresco completed a reverse take-over of Randsburg, and the holders of Cresco LTIP units dated November 30, 2018

99.47	Amended and Restated Limited Liability Company Agreement of Cresco, entered into by Cresco and each of the members of Cresco on November 30, 2018

99.48	Arrangement Agreement entered into by and between Cresco Labs Inc. and Origin House dated April 1, 2019

99.49	Amended and Restated Underwriting Agreement entered into by and among Cresco Labs Inc. and Canaccord Genuity Corp., Beacon Securities Limited, Cormark Securities Inc., Eight Capital and GMP Securities L.P., dated September 16, 2019

99.50	Consent of Marcum LLP dated January 12, 2021

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

By:	/s/ Charles Bachtell
Name: Charles Bachtell
Title: Chief Executive Officer

Date: January 13, 2021